For Immediate Release - January 5, 2011

Manulife Financial Corporation Provides Update on Fourth Quarter 2010 Hedging Activities

Toronto – Manulife Financial Corporation (“Manulife” or the “Company”) is announcing significant progress on its goal of reducing its underlying earnings sensitivity to equity market and interest rate movements in the fourth quarter of 2010.

Actions to reduce sensitivity of earnings to equity market movements
As previously disclosed, the Company has a goal of executing additional hedges so that approximately 60 per cent of its underlying earnings sensitivity to equity market movements1 is hedged by the end of 2012 and approximately 75 per cent of its underlying earnings sensitivity to equity market movements is hedged by the end of 2014. The Company expects to undertake this hedging through a combination of time and market based actions.  As at September 30, 2010, approximately 25 per cent of the underlying earnings sensitivity to equity market movements was hedged and a 10 per cent decline in the market value of equity funds was estimated to reduce shareholders’ net income by approximately $1.3 billion.

Between October 1, 2010 and December 31, 2010, the Company:
•	Shorted approximately $5 billion of equity futures contracts as part of the Company’s macro hedging program.
•	Modestly increased its dynamic variable annuity hedging program by adding $800 million of in-force variable annuity guaranteed value to the program.
•	Sold $200 million of on-balance sheet public equities backing insurance liabilities.

Sensitivity of earnings reduced due to interest rate changes and management actions
As previously disclosed, the Company expects to take actions which would further reduce its interest rate exposures, as measured by the impact on shareholders’ net income of a one per cent parallel decline in interest rates, by approximately 25 per cent by the end of 2012 and by approximately 50 per cent by the end of 2014. The Company expects to undertake this hedging through a combination of time and market based actions.  The sensitivity of shareholders’ net income to a one per cent decline in interest rates as at September 30, 2010 was $2.2 billion.

Progress on the Company’s risk reduction goal was made throughout the fourth quarter by lengthening the duration of the Company’s fixed income investments in its liability segments, both by investing cash and by trading out of shorter bonds into longer bonds.

Favourable interest rate and equity market movements in the fourth quarter enabled the Company to accelerate progress towards the Company’s risk reduction goals.  Updated equity market and

1 Defined as earnings sensitivity to a 10 per cent decline in public equity markets including settlements on reinsurance contracts existing at September 30, 2010, but excluding the Capital Markets Hedging Program and other hedging activities.

interest rate sensitivities based on the Company’s positions at December 31, 2010 will be provided with the fourth quarter 2010 results, which are scheduled to be released on February 10, 2011.

Caution related to risk exposures
The risk exposure measures expressed above include the sensitivity of net income attributed to shareholders. These risk exposures include the sensitivity due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting our assets and liabilities at that date and the actuarial factors, investment returns and investment activity we assume in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. For these reasons, these sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined under “Risk Management” in the Management’s Discussion and Analysis in our 2010 Third Quarter Report to Shareholders. Actual results can differ materially from these estimates for a variety of reasons including: the interaction among these factors when more than one factor changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differs from the assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders will be as indicated.

For more details on the Company’s exposure to changes in equity markets and interest rates see “Risk Management” in the Management’s Discussion and Analysis in our 2010 Third Quarter Report to Shareholders.

Caution Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release include, but are not limited to, statements with respect to our management objectives for hedging interest rate and equity market risks. The forward-looking statements in this press release also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “could”, “should”, “would”, “expect”, “estimate”, “believe”, “plan”, “objective”, (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to performance and volatility of equity markets, interest rate fluctuations and movements in credit spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; downgrades in our financial strength or credit ratings; the accuracy of other estimates used in applying accounting policies and actuarial methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate non-fixed income assets to back our long dated liabilities; the realization of losses arising from the sale of investments classified as available for sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on their expected maturity dates when required; obligations to pledge additional collateral; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; the appropriate use and interpretation of complex models or deficiencies in models used; and political, legal, operational and other risks associated with our non-North American operations.

Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, in the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group operating in 22 countries and territories worldwide. For more than 120 years, clients worldwide have looked to Manulife for strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions.  Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients around the world. We provide asset management services to institutional customers worldwide as well as reinsurance solutions, specializing in life and property and casualty retrocession. Funds under management by Manulife Financial and its subsidiaries were $474 billion (US$460 billion) as at September 30, 2010. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK.  Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries: Anthony Wilson-Smith 416-852-8899 anthony_wilson-smith@manulife.com	Investor Relations: Anthony Ostler 416-926-5471 anthony_ostler@manulife.com